

January 11, 2012

<u>Via E-mail</u>
Chuan-Tao Zheng
President and Chief Executive Officer
Toda International Holdings Inc.
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
People's Republic of China

      Re: Toda International Holdings Inc.
                Form 8-K
                Filed March 21, 2011
                Form 10-K for Fiscal Year Ended
                June 30, 2010
                Filed October 13, 2010
                File No. 000-52346

Dear Mr. Zheng:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Pamela Howell
                    for

                    John Reynolds
                    Assistant Director